UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________

Commission File Number __________

ALLIED GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Ontario, Canada	1040	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario

M5J 2J3

(Address and telephone number of registrant’s principal executive offices)

CT Corporation

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	AAUC	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

FORWARD-LOOKING STATEMENTS

Certain statements in this Form 40-F of Allied Gold Corporation (the “Registrant”) constitute forward-looking information and forward-looking statements (collectively, “forward-looking information”). Except for statements of historical fact relating to the Registrant, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Registrant’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this Form 40-F includes, without limitation, statements with respect to the Registrant’s expectations in connection with the production and exploration, development and expansion plans at the Registrant’s projects discussed herein being met, the Registrant’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa, the Registrant’s expectations relating to the performance of its mineral properties, the estimation of Mineral Reserves and Mineral Resources, the timing and amount of estimated future production, the estimation of the life of mine of the Registrant’s projects, the timing and amount of estimated future capital and operating costs, the costs and timing of exploration and development activities, the Registrant’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments, the Registrant’s expectations with respect to the remaining payments under the Kurmuk interest acquisition, the Registrant’s expectations with respect to its issued and outstanding securities, the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, royalties, equity interests, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits, the Registrant’s community relations in the locations where it operates and the further development of the Registrant’s social responsibility programs and the Registrant’s expectations regarding the payment of any future dividends, as well as those factors discussed in the section entitled “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2024 incorporated by reference herein.

Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Registrant undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained and incorporated by reference herein is presented for the purpose of assisting investors in understanding the Registrant’s business, plans and objectives as of the dates presented and may not be appropriate for other purposes.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

This Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC” or the “Commission”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Form 40-F may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. The Registrant prepares its financial statements, which are filed as exhibits to this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit of its annual financial statements is subject to Canadian auditing and auditor independence standards. As a result, the Registrant’s financial statements may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.57, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Registrant is authorized to issue an unlimited number of Common Shares, without par value. The holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Registrant and to one vote per Common Share held at meetings of the shareholders. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Registrant, and upon liquidation, dissolution or winding-up, to share pro rata in such assets of the Registrant as are distributable to the holders of Common Shares.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD CORPORATION

/s/ Sofia Tsakos
Name: Sofia Tsakos
Title: Chief Legal Officer and Secretary

Date: May 27, 2025

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents
99.1	News Release dated February 21, 2024
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2023 and 2022
99.3	Management’s Discussion and Analysis for the year ended December 31, 2023
99.4	News Release dated March 26, 2024
99.5	Notice of Change of Auditor
99.6	Annual Information Form for the year ended December 31, 2023
99.7	Management Information Circular with respect to the annual meeting of shareholders held on May 10, 2024
99.8	News Release dated April 10, 2024
99.9	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2024 and 2023
99.10	Management’s Discussion and Analysis for the three months ended March 31, 2024
99.11	News Release dated May 9, 2024
99.12	News Release dated May 10, 2024
99.13	News Release dated June 26, 2024
99.14	News Release dated August 7, 2024
99.15	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2024 and 2023
99.16	Management’s Discussion and Analysis for the three and six months ended June 30, 2024
99.17	News Release dated August 8, 2024
99.18	News Release dated August 14, 2024
99.19	News Release dated August 19, 2024
99.20	News Release dated September 3, 2024
99.21	News Release dated September 9, 2024
99.22	Material Change Report dated October 18, 2024
99.23	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2024 and 2023
99.24	Management’s Discussion and Analysis for the three and nine months ended September 30, 2024
99.25	News Release dated November 7, 2024 – “Allied Gold Announces Third Quarter 2024 Results”
99.26	News Release dated November 7, 2024 – “Allied Gold Announces Management and Board Appointments, and Mining Contracts Awards for the Kurmuk Project and its West Africa Operations”
99.27	News Release dated December 5, 2024
99.28	News Release dated December 19, 2024

99.29	News Release dated January 22, 2025
99.30	News Release dated February 20, 2025
99.31	News Release dated February 25, 2025
99.32	Material Change Report dated March 6, 2025
99.33	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023
99.34	Management’s Discussion and Analysis for the year ended December 31, 2024
99.35	News Release dated March 26, 2025
99.36	Annual Information Form for the year ended December 31, 2024
99.37	Management Information Circular with respect to the annual meeting of shareholders to be held on May 8, 2025
99.38	News Release dated April 14, 2025
99.39	Material Change Report dated April 24, 2025
99.40	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2025 and 2024
99.41	Management’s Discussion and Analysis for the three months ended March 31, 2025
99.42	News Release dated May 7, 2025
99.43	News Release dated May 8, 2025 – “Allied Gold Announces Voting Results From Annual and Special Meeting of Shareholders”
99.44	News Release dated May 8, 2025 – “Allied Gold Announces Share Consolidation in Connection With Intention to List on the New York Stock Exchange”
99.45	Certificate of Amendment and Articles of Amendment dated May 19, 2025
99.46	Consent of BDO LLP
99.47	Consent of KPMG LLP
99.48	Consent of Allan Earl
99.49	Consent of Matt Mullins
99.50	Consent of Gordon Cunningham
99.51	Consent of Peter Theron
99.52	Consent of Michael Andrew
99.53	Consent of Shane Fieldgate
99.54	Consent of Steve Craig
99.55	Consent of Phillip Schiemer
99.56	Consent of Esteban Chacon
99.57	Consent of Sébastien Bernier